Exhibit (4)(f)
GUARANTEED INSURABILITY RIDER
Benefit — You may, without providing evidence of insurability, increase the face amount of this policy on each option date shown in the Policy Specifications pages. To do this, you must make a written request on a form we provide:
•	While this rider is in effect;

•	During the Insured’s lifetime; and

•	Within 31 days of the option date.
Advance of Option Dates — You may advance the next available option date to any date you state following the Insured’s marriage or the birth of any child of the Insured. Birth includes legal adoption. The date you state will be an option date and will replace and cancel the option date so advanced.
Amount of Increase — The increase in face amount may not exceed the maximum shown in the Policy Specifications pages. The increase will be effective on the option date if the Insured is then living. If we are waiving insurance and administrative charges for this policy on any option date, we will automatically effect any increase options available to you and will waive any increases in charges, which result from this during continued total disability.
Insurance Charges — The monthly Insurance Charge for this rider is shown on the Policy Specifications pages.
Effective Date — This rider is effective on the policy date unless otherwise stated hereon. This rider will terminate:
•	On your Written Request; or

•	On lapse or termination of this policy; or

•	31 days after the last option date.
General Conditions — This rider is part of the policy to which it is attached. As applied to this rider, the periods stated in the policy’s Incontestability and Suicide provisions will start with this rider’s effective date. All terms of the policy, which do not conflict with this rider’s terms apply to this rider.
Signed for Pacific Life & Annuity Company,

President and Chief Executive Officer	Secretary